EXHIBIT 10.1
December 24, 2008
William L. McComb,
     Re: Employment Agreement
Dear Bill:
     This is your amended and restated Employment Agreement (this “Agreement”) with Liz Claiborne, Inc. (the “Company”). This Agreement is being amended and restated as of the date first above written with the intention to comply with Section 409A of the Internal Revenue Code of 1986, as amended (“IRC”), as further described in Section 12(b). This Agreement sets forth the terms and conditions of your continued employment with the Company and its subsidiaries and affiliates from time to time (together, the “Group”) during the term of your employment with the Company (the “Term of Employment”).
1. Your Position, Performance and Other Activities.
     (a) Position. At all times during the Term of Employment, you will (i) hold the title and office of, and serve in the position of, Chief Executive Officer of the Company (“CEO”), and (ii) serve as a member of the Board of Directors of the Company (the “Board”).
     (b) Authority, Responsibilities and Reporting. At all times during the Term of Employment, you will report directly and solely to the Board, and will perform such duties and services as a director and the CEO (including services as an officer, director or equivalent position of any subsidiary, affiliated company or venture of the Group, without additional compensation) as the Board will reasonably and lawfully request consistent with your position. You will be based at the Company’s principal executive offices, currently in New York, New York, subject to reasonable and customary travel requirements. Your performance will be reviewed periodically by the Board.
     (c) Performance. During the Term of Employment, you agree to (i) devote your full business time and attention and best efforts to the business and affairs of

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the Group and to faithfully and diligently perform, using your best efforts, all of your duties and responsibilities; (ii) abide by all applicable policies of the Group from time to time in effect; and (iii) not take any action or conduct yourself in any manner which would tend to harm the reputation or goodwill of the Group.
     (d) Other Activities. During the Term of Employment, you may (i) serve, but only with the express written prior approval of the Board (which shall not be unreasonably withheld), as director, trustee or member of a committee of any business organization if such service involves no conflict of interest with the interests of the Group; (ii) engage in charitable and community activities; and (iii) manage your personal investments and affairs; provided that such activities do not, individually or collectively, materially interfere with the performance of your duties and responsibilities of your employment or otherwise constitute restricted activities under Sections 7 and 8 hereof. You hereby represent that you have disclosed all of your current board affiliations to the Company prior to entering into this Agreement.
2. Term of Your Employment.
     (a) Term. Your employment under this Agreement (a) began on November 6, 2006 (the “Start Date”) and (b) will end at the close of business on the earlier of (1) November 6, 2009, or (2) the effective date of early termination of your employment in accordance with Section 5 hereof (the “Initial Term”). The Company may provide you notice of its intent to extend and renew the Term of Employment beyond the conclusion of (i) the Initial Term or (ii) any extension of the Term of Employment at least 90 days prior to the end of the Initial Term or the end of any extension of the Term of Employment after the Initial Term.
     (b) Non-Extension. If the Company fails to timely extend and renew the Term of Employment at least 90 days prior to the end of the Initial Term or the end of any extension period of the Term of Employment after the Initial Term in accordance with Section 2(a) hereof at a time when you have been continuously employed by the Company as its CEO and are willing and able to continue in the employ of the Company as its CEO, then, subject to the remainder of this Section 2:
          (1) The Company will pay to you on the date specified in Section 2(d) below a lump sum cash payment equal to $4,000,000, provided that you continue to be employed until the earlier of (i) the end of the Term of Employment or (ii) a date mutually agreed to in writing by you and the Company that is earlier than the end of the Term of Employment;
          (2) 50% of the Other Restricted Stock (as defined and described in Section 3(c)(1)(D) hereof) will immediately vest; and
          (3) Upon your termination of employment at or following the end of the Term of Employment, for a period of two (2) years following the date of such termination of employment, the Company will provide you and your family with coverage substantially identical to that provided to other senior executives of the Group in its medical, dental, vision and life insurance programs (subject in the case

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of life insurance to insurability at standard rates), or the after-tax equivalent in cash at the Company’s discretion.
     (c) No Severance Benefits. The Company and you hereby acknowledge and agree that the payments and benefits set forth in Section 6 of this Agreement shall be void and shall no longer apply under any circumstance if you are entitled to receive the payments and benefits set forth in Section 2(b).
     (d) Release Requirement; Payment Date. The Company expressly conditions its provision of all payments and benefits due to you pursuant to this Section 2 on receipt from you and non-revocation of a full release of all claims against the Group, and its officers, directors, and affiliates, in substantially the form attached as Exhibit A, on or within 55 days following the end of the Term of Employment. The Company shall furnish to you the form of release no later than five (5) days following the end of the Term of Employment. The date of payment and vesting of the amounts set forth in Sections 2(b)(1) and (2) shall not be later than 3 business days after the effective date of the release required by this Section 2(d).
     (e) Possible At-Will Employment After Non-Extension. In the event of the non-extension of the Term of Employment as described in Section 2(b), after the end of the Term of Employment, the Company and you may determine that you will continue to be an employee of the Company “at-will,” in which case the provisions of Sections 3(c)(2), 7, 8, 11, 12 and 13 hereof shall survive the non-extension of the Term of Employment and continue to be in effect to the extent applicable.
3. Your Compensation.
     (a) Salary. During the Term of Employment, you will receive an annualized base salary (your “Salary”) of not less than $1,300,000. The Company will review your Salary annually and may increase it at any time. However, your Salary may not be decreased at any time (including after any increase), and any increase in your Salary will not reduce or limit any other obligation to you under this Agreement. Your Salary will be paid in accordance with the Group’s normal practices for senior executives of the Group.
     (b) Bonus. During the Term of Employment, you will participate, in accordance with and subject to the terms and conditions thereof and the provisions of this Agreement, in the Company’s Section 162(m) Cash Bonus Plan. Your target bonus under such Section 162(m) Plan for each fiscal year of your employment will be 100% of your Salary. For each such year, the Compensation Committee of the Board (the “Compensation Committee”) will establish a target performance threshold (the “Target Threshold”), a minimum performance threshold (the “Minimum Threshold”) and a maximum performance threshold (the “Maximum Threshold”). All such thresholds will be determined in good faith by the Compensation Committee. Your bonus (the “Bonus”) will be computed in the following manner for each such year:

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                    (1) If the performance results for such year are below the Minimum Threshold, you will receive no Bonus for such year;
                    (2) If the performance results for such year equal the Minimum Threshold, you will receive a Bonus of 50% of your Salary for such year;
                    (3) If the performance results for such year equal the Target Threshold, you will receive a Bonus of 100% of your Salary for such year;
                    (4) If the performance results for such year equals or exceeds the Maximum Threshold, you will receive a bonus of 200% of your Salary for such year; and
                    (5) If the performance results for such year fall between the Thresholds set forth herein, you will receive a Bonus as determined by the Compensation Committee, which will be an amount based on straight line interpolation based on the actual performance results and the Bonus percentages established herein.
(c) Initial Equity Awards.(1) In addition to your Salary and Bonus, and as an inducement to your agreement to join the Company as its CEO, on your Start Date, you were (A) granted options to purchase 185,200 shares of the Company’s common stock with an exercise price equal to the fair market value of the Company’s common stock at the close of business on the Start Date, (B) granted options to purchase 63,150 shares of the Company’s common stock with an exercise price equal to 1.2 multiplied by the fair market value of the Company’s common stock at the close of business on the Start Date, (C) awarded 76,355 restricted shares of the Company’s common stock (your “Make-Whole Restricted Stock”) and (D) awarded 62,500 restricted shares of the Company’s common stock (your “Other Restricted Stock”).
     (2) All shares of Company common stock acquired pursuant to the exercise of options (including the Sign-On Options) and the vesting and delivery of stock awards (excluding the Make-Whole Restricted Stock but including the Other Restricted Stock) will be subject to the following restrictions on sale and transferability (except as limited below): With respect to any exercise of options prior to December 31, 2009 and any stock that vests and is delivered prior to December 31, 2009, you will be immediately permitted to sell only 25% of (A) with respect to options, the net shares acquired pursuant to such exercise, and (B) with respect to stock, the net shares acquired pursuant to the vesting and delivery of such restricted stock or restricted stock units, and you must retain the remainder of the net shares in accordance with the following: you will be permitted to sell half of such remaining net shares only on or after December 31, 2009, and you will be permitted to sell the remaining half of such remaining net shares only on or after December 31, 2010. With respect to any exercise of options or any stock that vests and is delivered on or after December 31, 2009 but prior to December 31, 2010, you will

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be immediately permitted to sell 62.5% of the net shares, and you will be permitted to sell the remaining 37.5% of such net shares only on or after December 31, 2010.
     The foregoing restrictions on sale and transferability will be limited by each of the following: (x) you will be permitted at any time to transfer shares to any one or more of your spouse, children, or grandchildren, one or more trusts for the primary benefit of you or any or all of them, or limited partnerships or other entities wholly-owned by you or any one or more of the individuals or entities referred to in this clause (x), provided that such transferred shares will be deemed to be held by you for purposes of the restrictions on sale and transfer under this Section 3(c)(2), (y) the restrictions on sale and transfer will not apply to any involuntary transfer or a transfer by operation of law, such as upon the consummation of a merger or other change in control of the Company or in connection with a bankruptcy proceeding, and (z) the restrictions on sale and transfer will automatically terminate upon your death or your Disability. Additionally, upon a termination of your employment by the Company without Cause or by you for Good Reason, the Company will determine in good faith whether to waive the foregoing restrictions on sale and transferability, it being agreed that the Company will, in making such determination, operate under a presumption that such restrictions will generally be waived.
     For purposes of this Section 3(c)(2), the (1) “net shares acquired pursuant” to a stock option exercise will mean (A) the number of shares which are purchased pursuant to such exercise minus (B) any such shares which are not distributed to you in order to satisfy applicable tax withholding or in order to pay the exercise price (or which are sold by you to reimburse yourself or any advance of any such withholding or exercise price) and (2) “net shares acquired pursuant to” the vesting and delivery of restricted stock or restricted stock units will mean (C) the number of shares that actually vest minus (D) any such shares which are not distributed to you in order to satisfy applicable tax withholding (or which are sold by you to reimburse yourself for any advance of any such withholding).
     (d) Other Executive Compensation Plans. During the Term of Employment, you will be entitled to participate in all of the Group’s executive compensation plans, including any management incentive plans, deferred compensation plans, supplemental retirement plans and stock and stock option plans, on a basis that is at least as favorable as that provided to other senior executives of the Group. Stock options and restricted shares and/or all other equity which may be granted to other senior executives of the Group (“Equity Awards”) from and after the Start Date shall be granted to you at the same time and subject to the terms and conditions (including vesting schedules) that are substantially identical to those Equity Awards granted to such other senior executives.

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4. Other Employee Benefits.
     (a) Vacation. You will be entitled to paid annual vacation during the Term of Employment (totaling at least four weeks a year) on a basis that is at least as favorable as that provided to other senior executives of the Group.
     (b) Business Expenses. The Company will reimburse you during the Term of Employment, in accordance with its standard senior executive policies from time to time in effect, for such reasonable and necessary vouchered out-of-pocket business expenses as may be incurred by you during the Term of Employment in the performance of your duties and responsibilities under this Agreement. The Company will pay directly or reimburse you for all attorneys’ fees, disbursements and costs incurred by you in connection with amending and restating this Agreement, up to a maximum of $12,500, subject to proper documentation.
     (c) Travel and Transportation. During the Term of Employment, the Company will provide you with appropriate ground transportation at the level consistent with the practices in effect immediately prior to the date hereof. Your air travel will be subject to the Company’s travel policy in effect from time to time.
     (d) Housing. During the Term of Employment, the Company will provide you with the use of an appropriate Company-owned or leased apartment in New York City.
     (e) Employee Benefit Plans. During the Term of Employment, you and your family will participate, generally on the same basis as other senior executives of the Group, in accordance with and subject to the respective terms and conditions thereof as to eligibility and otherwise, in the Company’s retirement, medical, dental, vision, long-term disability and life insurance programs (subject in the case of life insurance to insurability at standard rates) and employee discount purchase program.
     (f) Plans May be Changed. Your rights under this Agreement with respect to the Company’s Section 162(m) Cash Bonus Plan, 401(k) Savings Plan, Supplemental Executive Retirement Plan, Incentive Plan, medical, dental, vision, long-term disability and life insurance programs and other programs, perquisites and policies shall not preclude the Group from modifying or terminating any such program, perquisite or policy, subject to your right, in accordance with the terms of this Agreement, to participate in or be eligible for such program, perquisite or policy as so modified or any replacement thereof; provided, however, that if the Company’s Section 162(m) Cash Bonus Plan, Supplemental Executive Retirement Plan, or Incentive Plan are terminated or modified in any material adverse respect with respect to your compensation opportunities, benefits, or other rights such that your overall package of compensation and benefits is materially adversely affected, the Company shall provide you with an alternative or substitute plan or arrangement such that your overall package of compensation and benefits is not materially adversely affected.

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5. Early Termination of Your Employment.
     (a) No Reason Required. You or the Company may terminate your employment prior to the end of the Term of Employment at any time for any reason, or for no reason, subject to the terms and conditions of this Agreement.
     (b) Termination by the Company for Cause.
          (1) “Cause” means any of the following:
     (A) Your willful or intentional failure or refusal to perform or observe any of your material duties, responsibilities or obligations set forth in, or as contemplated under, this Agreement, if such breach is not cured, if curable, within 30 days after notice thereof to you by the Company;
     (B) Any willful or intentional act or any willful or intentional failure to act, either of which of a material nature, involving fraud, misrepresentation, theft, embezzlement, dishonesty or moral turpitude affecting the Group or any customer, supplier or employee of the Group;
     (C) Your conviction of (or plea of nolo contendere to) an offense which is a felony in the jurisdiction involved or a misdemeanor in the jurisdiction involved but which involves moral turpitude;
     (D) Any willful or intentional act which could reasonably be expected to materially injure the reputation, business or business relationships of the Group, or your reputation or business relationships, if such breach is not cured, if curable, within 30 days after notice thereof to you by the Company;
     (E) Your willful or intentional failure to comply with any reasonable and lawful request or direction of the Board not contrary to the provisions of this Agreement and the policies of the Company, if such breach is not cured, if curable, within 30 days after notice thereof to you by the Company.
For this definition, no act, or failure to act, on your part will be deemed “willful” or “intentional” unless done, or omitted to be done, by you without reasonable belief that your action or omission was in the best interests of the Group.
     (2) To terminate your employment “for Cause”, the Board must determine in good faith that Cause has occurred after endeavor in good faith to provide you with a prompt hearing before the Board (at which you may be accompanied by counsel) prior to such determination.

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     (3) The Company may place you on paid leave for up to 30 consecutive days while it is determining whether there is a basis to terminate your employment for Cause. This leave will not constitute Good Reason.
(c) Termination by You for Good Reason.
     (1) “Good Reason” means any of the following:
     (A) A change so that your are no longer serving as the CEO or a member of the Board, a change so that you no longer report solely and directly to the Board, or a material adverse change in your duties as described in Section 1 hereof, including the assignment to you of duties materially inconsistent with your position (including as a director), in any case without your prior written consent, which is not cured within 30 days after written notice of such circumstances by you to the Company;
     (B) A material adverse change in the nature or scope of your authority, power, function, duties or responsibilities as CEO, without your prior written consent, which is not cured within 30 days after written notice of such circumstances by you to the Company;
     (C) The Company’s moving its principal executive offices by more than 35 miles if such move increases your commuting distance by more than 35 miles, without your prior written consent; or
     (D) A material breach by the Company of any of its material obligations under this Agreement, without your prior written consent, which is not cured within 30 days after written notice thereof is given by you to the Company.
     (2) To terminate your employment “for Good Reason”, Good Reason must have occurred. Unless you will give the Company notice of any event which, after any applicable notice and the lapse of any applicable 30-day grace period, would constitute Good Reason within 90 days of the initial existence of such event, such event will cease to be an event constituting Good Reason. Subject to the Company’s cure rights described above, you may terminate your employment by written notice to the Company at any time that Good Reason for the termination exists.
     (d) Termination on Disability or Death.
     (1) Your employment will terminate, at the Group’s option, by written notice to you (or your legal representative) upon your Disability. “Disability” means your inability to perform your duties and responsibilities as contemplated under this Agreement for a period of more than 180 consecutive days due to physical or mental incapacity or impairment. A determination of Disability will be made by a licensed

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physician satisfactory to both you and the Company; provided that if you and the Company cannot agree as to a licensed physician, then each will select a licensed physician and these two together will select a third licensed physician, whose determination as to Disability will be binding on you and the Company. You, your legal representative or any adult member of your immediate family will have the right to present to the Company and such licensed physician such information and arguments on your behalf as you or they deem appropriate, including the opinion of your personal physician.
(2) Your employment will terminate automatically on your death.
6. The Company’s Obligations in Connection With Your Termination.
     (a) General Effect. On a termination of your employment in accordance with Section 5 hereof, your employment will end, and the Group will have no further obligations to you, except as provided in this Section 6.
     (b) For Good Reason or Without Cause. If, during the term of this Agreement, the Company terminates your employment without Cause or you terminate your employment for Good Reason:
          (1) The Company will pay your accrued but unpaid Salary.
     (2) The Company will pay, as a severance payment, $4,000,000.
     (3) Your Make-Whole Restricted Stock (but, for purposes of clarity, not your Sign-On Options) will immediately vest in full.
     (4) Your Other Restricted Stock will be treated as follows:
          (A) If the termination of your employment occurs on or after the first anniversary of the Start Date, 25% of the Other Restricted Stock will immediately vest; and
          (B) If the termination of your employment occurs on or after the third anniversary of the Start Date, an additional 25% of the Other Restricted Stock will immediately vest (such that, for purposes of clarity, an aggregate of 50% of the Other Restricted Stock shall be vested as of such date in such circumstance).
     (5) For two (2) years, the Company will provide you and your family with coverage substantially identical to that provided to other senior executives of the Group in its medical, dental, vision, long-term disability and life insurance programs (subject in the case of life insurance to insurability at standard rates), or the after-tax equivalent in cash at the Company’s discretion.

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     (c) For Cause or without Good Reason, for your Disability or Death. In the event that your employment is terminated due to (i) a termination by the Company for Cause, (ii) your resignation without Good Reason, or (iii) a termination of your employment on account of your death or Disability, the Company will pay to you an amount equal to your accrued but unpaid Salary through the date of such termination, and, in the case of death or Disability, (x) the Company will continue to provide you and/or your family with coverage substantially identical to that provided to other senior executives of the Group in its medical, dental, long-term disability and life insurance programs (subject in the case of life insurance to insurability at standard rates) for 12 months following the date of such termination and (y) all unvested Equity Awards (including but not limited to all Equity Awards provided for in Section 3(c) hereof) will immediately vest.
     (d) Change in Control. Notwithstanding the foregoing, in the event that your employment is terminated under circumstances constituting a Covered Termination (as defined in the Executive Termination Benefits Agreement between you and the Company dated October 13, 2006 (the “Change in Control Agreement”)) during the Protected Period (as defined in the Change in Control Agreement), this Section 6 will be of no force or effect, and the provisions of the Change in Control Agreement will govern.
     (e) Condition. The Company expressly conditions its provision of all payments and benefits due to you pursuant to this Section 6 on receipt from you and non-revocation of a full release of all claims against the Group, and its officers, directors, and affiliates, in substantially the form attached as Exhibit A. The Company shall furnish to you the form of release no later than five (5) days following the end of the Term of Employment.
     (f) Timing. The benefits provided in this Section 6 will begin at the end of your employment, and any cash payments owed to you under this Section 6 will be paid in one lump sum payment within 55 days of the end of your employment (but in no event later than 3 business days after the effective date of the release required by Section 6(e) hereof) or at any earlier time required by applicable law.
     (g) Sole Remedy. Your rights set out in this Section 6 will constitute your sole and exclusive rights and remedies as a result of your actual or constructive termination of employment without Cause or for Good Reason, and you hereby waive any such other claims against the Group in such event.
7. Proprietary Information.
     (a) The Group owns and has developed and compiled, and will own, develop and compile, certain proprietary techniques and confidential information which have great value to its business (referred to in this Agreement, collectively, as “Confidential Information”). Confidential Information includes not only information disclosed by the Group to you, but also information developed or learned by you during the course or as a result of employment hereunder, which information you acknowledge is and will be the sole and exclusive property of the Group. Confidential Information includes all proprietary information that has or could have

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commercial value or other utility in the business in which the Group is engaged or contemplates engaging, and all proprietary information the unauthorized disclosure of which could be detrimental to the interests of the Group, whether or not such information is specifically labeled as Confidential Information, and includes any and all information developed, obtained or owned by the Group concerning trade secrets, techniques, know-how (including designs, plans, procedures, merchandising know-how, processes and research records), software, computer programs, innovations, discoveries, improvements, research, development, tests results, reports, specifications, data, formats, marketing data and plans, business plans, strategies, forecasts, unpublished financial information, orders, agreements and other forms of documents, price and cost information, merchandising opportunities, expansion plans, designs, store plans, budgets, projections, customer, supplier and subcontractor identities, characteristics and agreements, and salary, staffing and employment information. Notwithstanding the foregoing, Confidential Information will not in any event include information that (i) was generally known or generally available to the public prior to its disclosure to you; (ii) becomes generally known or generally available to the public subsequent to disclosure to you through no wrongful act of any person or (iii) you are required to disclose by applicable law, regulation, or legal process (provided, that unless prohibited by law, you provide the Company with prior notice of the contemplated disclosure and reasonably cooperate with the Company at the Company’s expense in seeking a protective order or other appropriate protection of such information).
     (b) You acknowledge and agree that in the performance of your duties hereunder the Group will from time to time disclose to you and entrust you with Confidential Information. You also acknowledge and agree that the unauthorized disclosure of Confidential Information, among other things, may be prejudicial to the Group’s interests, an invasion of privacy and an improper disclosure of trade secrets. You agree that you will not, directly or indirectly, use, make available, sell, disclose or otherwise communicate to any corporation, partnership, individual or other third party, other than in the course of your assigned duties and for the benefit of the Group, any Confidential Information, either during the Term of Employment or thereafter.
     (c) In the event your employment with the Company ceases for any reason, you will not remove from the Group’s premises without its prior written consent any records, files, drawings, documents, equipment, materials or writings received from, created for or belonging to the Group, including those which relate to or contain Confidential Information, or any copies thereof. Upon request or when your employment with the Company terminates, you will immediately deliver the same to the Company.
     (d) During the Term of Employment, you will disclose to the Company all designs, inventions and business strategies or plans developed by you during such period which relate directly or indirectly to the business of the Group, including without limitation any process, operation, product or improvement. You agree that all of the foregoing are and will be the sole and exclusive property of the Group and that you will at the Company’s request and cost do whatever is necessary to secure the rights thereto, by patent, copyright or otherwise, to the Group.

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     (e) You and the Company agree that you will not disclose to the Group or use for the Group’s benefit, any information which may constitute trade secrets or confidential information of third parties, to the extent you have any such secrets or information.
8. Ongoing Restrictions on Your Activities.
     (a) You acknowledge and agree (1) that the services to be rendered by you for the Group are of a special, unique, extraordinary and personal character, (2) that you have and will continue to develop a personal acquaintance and relationship with one or more of the Group’s customers, employees, suppliers and independent contractors, which may constitute the Group’s primary or only contact with such customers, employees, suppliers and independent contractors, and (3) that you will be uniquely identified by customers, employees, suppliers, independent contractors and retail consumers with the Group’s products. You acknowledge that you have been represented by counsel and fully understand the provisions of this Agreement. Consequently, you agree that it is fair, reasonable and necessary for the protection of the business, operations, assets and reputation of the Group that you make the covenants contained in this Section 8.
     (b) You agree that, during the Term of Employment and for a period of 18 months thereafter, you will not, directly or indirectly, own, manage, operate, join, control, participate in, invest in or otherwise be connected or associated with, in any manner, including as an officer, director, employee, partner, consultant, advisor, proprietor, trustee or investor, any Competing Business in the United States; provided, however, that nothing contained in this Section 8(b) will prevent you from owning less than 2% of the voting stock of a publicly held corporation for investment purposes. For purposes of this Section 8(b), the term “Competing Business” will mean a business engaged in the design, manufacture, distribution or marketing of better apparel and related products that competes with any business then being operated by the Company (except where such competition is de minimis) provided that the Company was operating such business during the Term of Employment.
     (c) You agree that, during the Term of Employment and for a period of 18 months thereafter, you will not, directly or indirectly,
          (1) persuade or seek to persuade any customer of the Group to cease to do business or to reduce the amount of business which any customer has customarily done or contemplates doing with the Group, whether or not the relationship between the Group and such customer was originally established in whole or in part through your efforts;
          (2) seek to employ or engage, or assist anyone else to seek to employ or engage, any person (other than your executive assistant) who at any time during the year preceding the termination of your employment hereunder was in the employ of the Group or was an independent contractor providing material manufacturing, marketing, sales, financial or management consulting services in

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connection with the business of the Group and with whom you had regular contact; or
          (3) interfere in any manner in the relationship of the Group with any of its suppliers or independent contractors, whether or not the relationship between the Group and such supplier or independent contractor was originally established in whole or in part by your efforts.
As used in this Section 8, the terms “customer” and “supplier” will mean and include any individual, proprietorship, partnership, corporation, joint venture, trust or any other form of business entity which is then a customer or supplier, as the case may be, of the Group or which was such a customer or supplier at any time during the one-year period immediately preceding the date of termination of employment.
     (d) You and the Company agree that, during your employment and for a period of 18 months thereafter, you and it will take no action which is intended, or would be reasonably expected, to harm, in the case of you, the Group or its reputation or which would reasonably be expected to lead to unwanted or unfavorable publicity to the Group and, in the case of the Company, you or your reputation or which would reasonably be expected to lead to unwanted or unfavorable publicity to you.
     (e) You acknowledge that the Company and the Group would sustain irreparable harm and injury in the event of a violation by you of any of the provisions of Sections 7 and 8 hereof, and by reason thereof, you consent and agree that if you violate any of such provisions, in addition to any other remedies available, the Company and the Group will be entitled to a decree specifically enforcing such provisions, and will be entitled to a temporary and permanent injunction restraining you from committing or continuing any such violation, from any court of competent jurisdiction (as more fully described in Section 11(d) hereof), without the necessity of proving actual damages, posting any bond or seeking arbitration in any forum.
9. Successors.
     (a) Payments on Your Death. If you die and any amounts become payable under this Agreement, we will pay those amounts to your estate within 30 days of the date of your death.
     (b) Assignment by You. You may not assign this Agreement without the Company’s consent. Also, except as required by law, your right to receive payments or benefits under this Agreement may not be subject to execution, attachment, levy or similar process. Any attempt to effect any of the preceding in violation of this Section 9(b), whether voluntary or involuntary, will be void.
     (c) Company’s Successors. The rights and obligations of the Company hereunder will be binding upon the successors and assigns of the Company and run in favor of any successor and any assignee of all or substantially all of the

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assets of the Company provided that such successor or assignee agrees in writing to assume all of the obligations of the Company under this Agreement. No such assumption will relieve the Company of its liability to you under this Agreement.
10. Life Insurance.
     You agree that the Group will have the right to obtain and maintain life insurance on your life, at its expense, and for its benefit. You agree to cooperate fully with the Group in obtaining such life insurance, to sign any necessary consents, applications and other related forms or documents and to take any required medical examinations.
11. Disputes.
     (a) Employment Matter. This Section 11 applies to any controversy or claim between you and the Group arising out of or relating to or concerning this Agreement or any aspect of your employment with the Group or the termination of that employment (together, an “Employment Matter”).
     (b) Mandatory Arbitration. Subject to the provisions of this Section 11, any Employment Matter will be finally settled by arbitration in the County of New York administered by the American Arbitration Association under its Commercial Arbitration Rules then in effect. However, the rules will be modified in the following ways: (1) each arbitrator will agree to treat as confidential evidence and other information presented to the same extent as the information is required to be kept confidential under Section 7 hereof, (2) a decision must be rendered within 10 business days of the parties’ closing statements or submission of post-hearing briefs and (3) the arbitration will be conducted before a panel of three arbitrators, one selected by you within 10 days of the commencement of arbitration, one selected by the Company in the same period and the third selected jointly by these arbitrators (or, if they are unable to agree on an arbitrator within 30 days of the commencement of arbitration, the third arbitrator will be appointed by the American Arbitration Association; provided that the arbitrator will be a partner or former partner at a nationally recognized law firm).
     (c) Limitation on Damages. You and the Group agree that there will be no punitive damages payable as a result of any Employment Matter and agree not to request punitive damages.
     (d) Injunctions and Enforcement of Arbitration Awards. You or the Group may bring an action or special proceeding in a state or federal court of competent jurisdiction sitting in the County of New York to enforce any arbitration award under Section 11(b) hereof. Also, the Group may bring such an action or proceeding, in addition to its rights under Section 11(b) hereof and whether or not an arbitration proceeding has been or is ever initiated, to temporarily, preliminarily or permanently enforce any part of Sections 7 and 8 hereof.
     (e) Jurisdiction and Choice of Forum. You and the Group irrevocably submit to the exclusive jurisdiction of any state or federal court located in the

William L. McComb	-15-
County of New York over any Employment Matter that is not otherwise arbitrated or resolved according to Section 11(b) hereof. This includes any action or proceeding to compel arbitration or to enforce an arbitration award. Both you and the Group (1) acknowledge that the forum stated in this Section 11(e) has a reasonable relation to this Agreement and to the relationship between you and the Group and that the submission to the forum will apply even if the forum chooses to apply non-forum law, (2) waive, to the extent permitted by law, any objection to personal jurisdiction or to the laying of venue of any action or proceeding covered by this Section 11(e) in the forum stated in this Section, (3) agree not to commence any such action or proceeding in any forum other than the forum stated in this Section 11(e) and (4) agree that, to the extent permitted by law, a final and non-appealable judgment in any such action or proceeding in any such court will be conclusive and binding on you and the Group. However, nothing in this Agreement precludes you or the Group from bringing any action or proceeding in any court for the purpose of enforcing the provisions of Section 11(b) hereof and this Section 11(e).
     (f) Governing Law. This Agreement will be governed by and construed in accordance with the law of the State of New York applicable to contracts made and to be performed entirely within that State.
     (g) Costs. In the event that (1) you make a claim against the Company under this Agreement, (2) the Company disputes such claim, and (3) you prevail with respect to such disputed claim, then the Company will reimburse you for your reasonable costs and expenses (including reasonable attorneys’ fees) incurred by you in pursuing such disputed claim.
12. Tax Matters.
     (a) Withholding. You and the Group will treat all payments to you under this Agreement as compensation for services as an employee. Accordingly, the Group will withhold from any payment any taxes that are required to be withheld under any law, rule or regulation (and, for the purpose of clarity, all amounts set forth herein will represent gross amounts in U. S. dollars, prior to the deduction for employment and income taxes).
     (b) Section 409A.
          (1) Full Compliance. It is the parties’ intention that the payments and benefits to which you could become entitled in connection with your employment under this Agreement be exempt from or comply with IRC Section 409A and the regulations and other guidance promulgated thereunder. The provisions of this Section 12(b) shall qualify and supersede all other provisions of this Agreement as necessary to fulfill the foregoing intention. If you or the Company believes, at any time, that any of such payment or benefit is not exempt or does not so comply, you or it will promptly advise the other party and will negotiate reasonably and in good faith to amend the terms of such arrangement such that it is exempt or complies with IRC Section 409A (with the most limited possible economic effect on you and on the Company) so as to eliminate to the maximum extent practicable any additional tax, interest and/or penalties that may

William L. McComb	-16-
apply under IRC Section 409A. The Company agrees that it will not, without your prior written consent, knowingly (or as to which it should have known) take any action, or knowingly (or as to which it should have known) refrain from taking any action, other than as required by law, that would result in the imposition of tax, interest and/or penalties upon you under IRC Section 409A, unless such action or omission is pursuant to your written request.
          (2) Separate Payments. To the extent applicable, each and every payment made pursuant to Section 6 of this Agreement shall be treated as a separate payment and not as a series of payments treated as a single payment for purposes of Treasury Regulation Section 1.409A-2(b)(2)(iii).
          (3) Specified Employee. If you are a “specified employee” (determined by the Company in accordance with IRC Section 409A and Treasury Regulation Section 1.409A-3(i)(2)) as of your “separation from service” (as such term is defined for purposes of IRC Section 409A and the Treasury Regulations promulgated thereunder (a “Separation from Service”)) with the Group, and if any payment, benefit or entitlement provided for in this Agreement or otherwise both (i) constitutes a “deferral of compensation” within the meaning of IRC Section 409A (“Nonqualified Deferred Compensation”) and (ii) cannot be paid or provided in a manner otherwise provided herein without subjecting you to additional tax, interest and/or penalties under IRC Section 409A, then any such payment, benefit or entitlement that is payable during the first 6 months following the date of termination shall be paid or provided to you in a lump sum cash payment (including interest thereon calculated using the prime rate of interest as reported in the Wall Street Journal on the date which is 5 business days prior to the date of payment) to be made on the earlier of (x) your death and (y) the first business day of the seventh month immediately following your Separation from Service.
          (4) Expense Reimbursements. Except to the extent any reimbursement, payment or entitlement under this Agreement does not constitute Nonqualified Deferred Compensation, (i) the amount of expenses eligible for reimbursement or the provision of any in-kind benefit (as defined in IRC Section 409A) to you during any calendar year will not affect the amount of expenses eligible for reimbursement or provided as in-kind benefits to you in any other calendar year (subject to any lifetime and other annual limits provided under the Company’s health plans), (ii) the reimbursements for expenses for which you are entitled shall be made on or before the last day of the calendar year following the calendar year in which the applicable expense is incurred, (iii) the right to payment or reimbursement or in-kind benefits may not be liquidated or exchanged for any other benefit and (iv) in no event shall the Company’s obligations to make such reimbursements or to provide such in-kind benefits apply later than your remaining lifetime (or if longer, through the 20th anniversary of the date first above written).
          (5) Reimbursement of Expenses in Connection with a Separation from Service. Any payment or benefit paid or provided under Section 6 hereof or otherwise paid or provided due to a Separation from Service that is exempt from IRC Section 409A pursuant to Treasury Regulation Section 1.409A-1(b)(9)(v) will be paid or provided to you only to the extent the expenses are not incurred or the

William L. McComb	-17-
benefits are not provided beyond the last day of your second taxable year following your taxable year in which the Separation from Service occurs; provided, however, that the Company reimburses such expenses no later than the last day of the third taxable year following your taxable year in which your Separation from Service occurs.
          (6) Involuntary Separation due to Good Reason. It is the parties’ intention that the definition of Good Reason and the separation-from-service procedures specified in Section 5 hereof satisfy the conditions set forth in Treasury Regulation Section 1.409A-1(n)(2) for a termination for Good Reason to be treated as an “involuntary separation from service” for purposes of IRC Section 409A.
          (7) Dispute Resolution Payments. Any dispute resolution payment (including related reimbursable expenses, fees and other costs) that does not constitute a “legal settlement” in accordance with Treasury Regulation 1.409A-1(b)(11) will be paid by the Company to you not later than the last day of your taxable year following the year in which the dispute is resolved.
          (8) Separation from Service. Any payment, benefit or entitlement provided for in this Agreement that constitutes Nonqualified Deferred Compensation due upon a termination of employment shall be paid or provided to you only upon a Separation from Service.
13. General Provisions.
(a) Construction. (1) References (A) to Sections are to sections of this Agreement unless otherwise stated; (B) to any contract (including this Agreement) are to the contract as amended, modified, supplemented or replaced from time to time; (C) to any statute, rule or regulation are to the statute, rule or regulation as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under the statute) and to any section of any statute, rule or regulation include any successor to the section; (D) to any governmental authority include any successor to the governmental authority; (E) to any plan include any programs, practices and policies; (F) to any entity include any corporation, limited liability company, partnership, association, business trust and similar organization and include any governmental authority; and (G) to any affiliate of any entity are to any person or other entity directly or indirectly controlling, controlled by or under common control with the first entity.
     (2) The various headings in this Agreement are for convenience of reference only and in no way define, limit or describe the scope or intent of any provisions or Sections of this Agreement.
     (3) Unless the context requires otherwise, (A) words describing the singular number include the plural and vice versa, (B) words denoting any gender include all genders and (C) the words “include”, “includes” and “including” will be deemed to be followed by the words “without limitation.”

William L. McComb	-18-
     (4) It is your and the Group’s intention that this Agreement not be construed more strictly with regard to you or the Group.
     (5) This Agreement contains the entire understanding and agreement between the parties concerning the subject matter hereof and supersedes all prior agreements, understandings, discussions, negotiations and undertakings, whether written or oral, between the parties with respect thereto.
     (6) If any provision of any agreement, plan, program, policy, arrangement or other written document between or relating to the Company and you conflicts with any provision of this Agreement, the provision of this Agreement will control and prevail.
     (b) No Conflict. You represent and warrant that you are not a party to or subject to any agreement, contract, understanding, covenant, judgment or decree or under any obligation, contractual or otherwise, in any way restricting or adversely affecting your ability to act for the Group in all of the respects contemplated hereby. The Company represents and warrants that it is fully authorized and empowered to enter into this Agreement and that the performance of its obligations under this Agreement will not violate any agreement between it and any other person, firm or organization.
     (c) Indemnification. The Company shall provide you with director and officer indemnification to the fullest extent permissible under the Company’s charter and by-laws as in effect from time to time.
     (d) Severability. If any provision of this Agreement is found by any court of competent jurisdiction (or legally empowered agency) to be illegal, invalid or unenforceable for any reason, then (1) the provision will be amended automatically to the minimum extent necessary to cure the illegality or invalidity and permit enforcement and (2) the remainder of this Agreement will not be affected. In particular, if any provision of Section 8 hereof is so found to violate law or be unenforceable because it applies for longer than a maximum permitted period or to greater than a maximum permitted area, it will be automatically amended to apply for the maximum permitted period and maximum permitted area.
     (e) No Set-off or Mitigation. Your and the Company’s respective obligations under this Agreement will not be affected by any set-off, counterclaim, recoupment or other right you or any member of the Group may have against each other or anyone else. You do not need to seek other employment or take any other action to mitigate any amounts owed to you under this Agreement, and those amounts will not be reduced if you do obtain other employment (except as this Agreement specifically states).
     (f) Notices. All notices, requests, demands and other communications under this Agreement must be in writing and will be deemed given (1) on the business day sent, when delivered by hand or facsimile transmission (with confirmation) during normal business hours, (2) on the business day after the

William L. McComb	-19-
business day sent, if delivered by a nationally recognized overnight courier or (3) on the third business day after the business day sent if delivered by registered or certified mail, return receipt requested, in each case to the following address or number (or to such other addresses or numbers as may be specified by notice that conforms to this Section13(f)):
     If to you, to the address stated in the heading of this Agreement, or any changed address on the books and records of the Company from time to time, and with a copy to:
Stewart Reifler, Esq.
Vedder Price P.C.
1633 Broadway
New York, NY 10019
Facsimile: (212) 407-7799
     If to the Company or any other member of the Group, to:
Liz Claiborne, Inc.
One Claiborne Avenue
North Bergen, NJ 07047
Attention: General Counsel
     (g) Amendments and Waivers. Any provision of this Agreement may be amended or waived but only if the amendment or waiver is in writing and signed, in the case of an amendment, by you and the Company or, in the case of a waiver, by the party that would have benefited from the provision waived. Except as this Agreement otherwise provides, no failure or delay by you or the Group to exercise any right or remedy under this Agreement will operate as a waiver, and no partial exercise of any right or remedy will preclude any further exercise.
     (h) Survival. To the extent that any provision of this Agreement would require the survival of such provision beyond the Term of Employment in order to effectuate its intent, such provision shall survive the Term of Employment according to its terms.
     (i) Counterparts. This Agreement may be executed in counterparts, each of which will constitute an original and all of which, when taken together, will constitute one agreement.

William L. McComb	-20-

Very truly yours, Liz Claiborne, Inc.
By:	/s/ NICHOLAS RUBINO

ACCEPTED AND AGREED:

/s/ WILLIAM L. MCCOMB
William L. McComb

Exhibit A
GENERAL RELEASE
     GENERAL RELEASE (this “Release”), by [Name] (the “Executive”) in favor of Liz Claiborne, Inc. (the “Company”), its subsidiaries, affiliates, officers, directors, employees, shareholders, attorneys and agents and their predecessors, successors and assigns, individually and in their official capacities (together, the “Released Parties”).
     WHEREAS, Executive has been employed as Chief Executive Officer of the Company; and
     WHEREAS, Executive is seeking payments under his amended and restated Employment Agreement, dated December 24, 2008 (as the same may have been amended from time to time, the “Employment Agreement”), with the Company that are conditioned on the effectiveness of this Release.
     NOW, THEREFORE, in consideration of the covenants and agreements hereinafter set forth, the parties agree as follows:
          1. General Release. Executive knowingly and voluntarily waives, terminates, cancels, releases and discharges forever the Released Parties from any and all actions, causes of action, claims, allegations, rights, obligations, liabilities, or charges (collectively, “Claims”) that he (or his heirs, executors, administrators, successors and assigns) has or may have, whether known or unknown, by reason of any matter, cause or thing occurring at any time before and including the date of this Release arising under or in connection with Executive’s employment or termination of employment with the Company, including, without limitation, claims for compensation or bonuses (including, without limitation, any claim for an award under any compensation plan or arrangement); breach of contract; tort; wrongful, abusive, unfair, constructive, or unlawful discharge or dismissal; impairment of economic opportunity defamation; age and national origin discrimination; sexual harassment; back pay; front pay; benefits; attorneys’ fees; whistleblower claims; emotional distress; intentional infliction of emotional distress; assault; battery, pain and suffering; punitive or exemplary damages; violations of the Equal Pay Act, Title VII of the Civil Rights Act of 1964, the Civil Rights Act of 1991, the Age Discrimination in Employment Act of 1967 (“ADEA”), the Americans with Disabilities Act of 1991, the Employee Retirement Income Security Act, the Worker Adjustment Retraining and Notification Act, the Family Medical Leave Act, the New York State and New York City Human Rights Laws, including all amendments to any of the aforementioned acts; and violations of any other federal, state, or municipal fair employment statutes or laws, including, without limitation, violations of any other law, rule, regulation, or ordinance pertaining to employment, wages, compensation, hours worked, or any other matters related in any way to Executive’s employment with the Company and its affiliates (together, as constituted from time to time, the “Group”) or the termination of that employment. In addition, in consideration of the provisions of this Release, the Executive further agrees to waive any and all rights under the laws of any jurisdiction in the United

States, or any other country, that limit a general release to those claims that are known or suspected to exist in Executive’s favor as of the Effective Date (as defined below).
          2. Surviving Claims. Notwithstanding anything herein to the contrary, this Release shall not:
(i)	release any Claims relating to the payments and benefits set forth in Section [2 or 6, as applicable] of the Employment Agreement;

(ii)	release any Claims arising after the date of this Release;

(iii)	limit or prohibit in any way Executive’s (or his beneficiaries’ or legal representatives’) ability to bring an action to enforce the terms of this Release;

(iv)	release any claim for employee benefits under plans covered by the Employee Retirement Income Security Act of 1974, as amended, to the extent that such claims may not lawfully be waived or for any payments or benefits under any plans of the Group that have vested according to the terms of those plans; or

(v)	release any claims for indemnification in accordance with applicable laws and the corporate governance documents of the Company or any other member of the Group, including any right to contribution, in accordance with their terms as in effect from time to time or pursuant to any applicable directors and officers insurance policy with respect to any liability incurred by Executive as an officer or director of the Company or any member of the Group or any right Executive may have to obtain contribution as permitted by law in the event of entry of judgment.
          3. Additional Representations. Executive further represents and warrants that he has not filed any civil action, suit, arbitration, administrative charge, or legal proceeding against any Released Party nor has he assigned, pledged, or hypothecated as of the Effective Date his claim to any person and no other person has an interest in the claims that he is releasing.
          4. Acknowledgements by Executive. Executive acknowledges and agrees that he has read this Release in its entirety and that this Release is a general release of all known and unknown claims, including, without limitation, to rights and claims arising under ADEA. Executive further acknowledges and agrees that:
(i)	this Release does not release, waive or discharge any rights or claims that may arise for actions or omissions after the date of this Release;

(ii)	Executive is entering into this Release and releasing, waiving and discharging rights or claims only in exchange for consideration which he is not already entitled to receive;

(iii)	Executive has been advised, and is being advised by the Release, to consult with an attorney before executing this Release; Executive acknowledges that he has consulted with counsel of his choice concerning the terms and conditions of this Release;

(iv)	Executive has been advised, and is being advised by this Release, that he has twenty-one (21) days within which to consider the Release; and

(v)	Executive is aware that this Release shall become null and void if he revokes his agreement to this Release within seven (7) days following the date of execution of this Release. Executive may revoke this Release at any time during such seven-day period by delivering (or causing to be delivered) to the [Contact] written notice of his revocation of this Release no later than 5:00 p.m. eastern time on the seventh (7th) full day following the date of execution of this Release (the “Effective Date”). The Executive agrees and acknowledges that a letter of revocation that is not received by such date and time will be invalid and will not revoke this Release
          5. Additional Agreements. Executive agrees that should any person or entity file or cause to be filed any civil action, suit, arbitration, or other legal proceeding seeking equitable or monetary relief concerning any claim released by Executive herein, Executive shall not seek or accept any personal relief from or as the result of such civil action, suit, arbitration, or other legal proceeding.
     IN WITNESS WHEREOF, Executive has signed this Release on the date set forth on the first page hereof.

[Executive]

Accepted and agreed:
Liz Claiborne, Inc.

By: